Filed by Talmer Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Talmer Bancorp, Inc.
Commission File Number: 001-36308

Chemical Bank
Moderator: Michelle Pilaske
01-26-16/10:00 am CT
Confirmation # 382986

Chemical Financial Corporation

Moderator: Michelle Pilaske
January 26, 2016
11:00 am ET

Operator: Please stand by; we’re about to begin. Good day and welcome to the Chemical Financial Corporation and Talmer Bancorp Merger announcement. Today’s conference is being recorded.

At this time, I’d like to turn the conference over to Michelle Pilaske. Please go ahead.

Michelle Pilaske: Thank you very much. As a reminder, a copy of yesterday’s earnings release and today’s merger press release can be accessed by logging onto chemicalbankmi.com and selecting the investor info tab at the top of the website. We’ve also included a slide presentation on our investor info page with supplemental information that may be referenced throughout today’s call.

Before we begin, I’d like to caution listeners that this conference call may contain forward-looking statements about Chemical and Talmer, its businesses, strategies, and processes. Please refer to our forward-looking statements disclaimer on pages 2 and 3 of the slide presentation for a description of risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

With me today are David Ramaker -- Chairman, President, and Chief Executive Officer of Chemical Financial Corporation, David Provost -- President and Chief Executive Officer of Talmer Bancorp, Inc., Lori Gwizdala -- Executive Vice-President, Chief Financial Officer and Treasurer of Chemical Financial Corporation, and Dennis Klaeser -- Chief Financial Officer and - of Talmer Bancorp. After brief comments from management, we’ll open the call to your questions. And now, I’d like to turn the call over to David Ramaker.

David Ramaker: Thank you, Michelle, and good morning, everyone. Thank you for joining us on today’s call. Given the timing of the announcement of our merger with Talmer Bancorp, we felt that it was best to focus today’s call on that announcement.

As a result, after a summary of earnings, most of our formal remarks will focus on the merger announcement, after which, we will conduct a question and answer session. In today’s deck, we have provided the usual supplemental slides traditionally utilized that details specific aspects of our quarterly financial performance as an appendix to the presentation. If you have any questions regarding the information contained on those slides, please feel free to contact Lori directly.

Before I comment on some quarterly and full-year 2015 earning highlights, as detailed on Slide 4, let me reiterate some of the comments I made in the earnings release. As I have noted in our recent calls, our 2015 financial results have benefited from the completion of three acquisitions -- Lake Michigan Financial Corporation, Northwestern Bancorp, and Monarch Bancorp over the past 15 months. In the fourth quarter, we integrated the Bank of Holland and the Bank of Northern Michigan units acquired in the Lake Michigan Financial Corporation transaction into Chemical Bank.

These integrations have gone well. We have not only brought a number of new commercial and retail customers into the Chemical Bank fold, we’ve continued to meet the needs of our existing customers and communities, and as a result, we’ve benefited from both the acquisitive and organic growth. We are confident that the abilities and the expertise we have developed and honed through these integrations will serve us well as we look into our expanded - our franchise even further with the merger we announced today.

Turning to Slide 4, we posted strong fourth quarter results capping the - an excellent year. Per share earnings excluding non-reoccurring acquisition-related expenses were up 25% over last year’s fourth quarter and 8% over this year’s third quarter. Loan growth moderated slightly in the quarter but was strong at 8% for the year.

Overall, credit quality remains strong with non-performing loans to total loans declining to 1.15% at year-end 2015. On Slide 5, you can see that on a comparative basis against last year’s fourth quarter, we benefited from higher net interest income and non-interest income due to the aforementioned organic and acquisitive growth.

These increases were partially offset by higher operating expenses attributable to larger-scaled operations. We saw a slight increase in net loan losses this quarter, although loan losses totaled just 8.9 million, or 13 basis points in 2015 and were lower than net loan losses in 2014. When compared to this year’s third quarter, our net interest income increase was more modest, but I did not - but I did want to note that we were able to control costs fairly well and actually saw our operating expenses decline modestly.

Excluding non-reoccurring acquisition-related expenses, our per share earnings were up 14 cents over the prior year’s fourth quarter and 5 cents over the third quarter of 2015. After taking these acquisition-related expenses into account, per share earnings were up 20 cents over the prior fourth - prior year’s fourth quarter and 2 cents over this year’s third quarter. All told, I’d characterize this as another solid quarter with a strong year for Chemical Financial with earnings per share up 21% in 2015 over 2014.

I would now like to turn the call over to David Provost to discuss Talmer Bancorp’s fourth quarter and 2015 earnings. Dave.

David Provost: Thanks, David. Talmer Bancorp released their earnings earlier this morning where we reported earnings per share of 39 cents for the fourth quarter of 2016, exclusive of a 20 cent, one-time charge related to the previously disclosed early retirement of our FDIC loss share agreements.

Net income for the quarter totaled $13.1 million, or $27 million exclusive of the settlement. The settlement with the FDIC represents what we think is a mutually beneficial conclusion to our partnership with respect to our failed bank acquisitions in 2010 and 2011. We view this transaction as a sound financial decision as our one-time termination expenses will be mitigated by the elimination of the negative accretion of the FDIC indemnification asset, claw back liability expenses, and loss share administration costs, as well as the retirement of outstanding warrants owed - owned by the FDIC.

The elimination of the agreements also reduces the complexity of our financial statements and allows for easier comparison to our peers. We are very pleased with a strong profitability and underlying trends this quarter. Over the last year, we have substantially reduced our dependence on non-core funding while simultaneously growing deposit balances to fund our loan growth.

In the fourth quarter, net total loans increased by $107 million with C&I loans representing the largest contributor to the growth. Our core efficiency ratio as described in the release was 59.5% in the fourth quarter compared to 67.1% in the same quarter last year. Additionally, Talmer Bancorp’s Board of Directors approved an increase in our quarterly cash dividend to 5 cents from 1 cent previously expensed.

So with that, let me turn it back over to Dave, my new partner, to talk about our merger.

David Ramaker: Thanks, Dave. In regards to the merger with Talmer Bancorp that we announced earlier today, I’m pleased to share with you the details of the transaction. David Provost and I will cover some of the primary strategic drivers behind the transaction and Lori will cover the financial details of the transaction prior to taking your questions.

Obviously, we are very pleased to be partnering with an institution and team of Talmer’s caliber. We feel that Talmer’s an ideal partner for Chemical as we not only have similar philosophies and cultures but also have complementary branch networks and product lines. We look forward to working with the entire Talmer team to forge Michigan’s community bank while also expanding our franchise to Northern Ohio and neighboring states.

Let me start out on Slide 6 by emphasizing that I think - what I think are the key strategic objectives that we feel this transaction helps facilitate. From our view, the merger with Talmer will create the largest Michigan-headquartered community bank at $16 billion in assets while adding attractive contiguous out-of-state markets. It enhances our preeminent Michigan-based retail banking franchise into the Detroit MSA by adding Talmer’s strong Southeast Michigan and Northern Ohio franchise.

It efficiently crosses the 10 billion in asset thresholds and will result in an estimated 8% EPS accretion in the first full year and an estimated 3.25 years tangible book value earn back. The combination of our franchises as depicted on the right side of Slide 6 and further creates a branch network that is unparalleled in Michigan. Our retail delivery networks complement each other very well and there’s limited overlap between the two institutions' existing branch footprints.

And finally, the transaction will extend the Chemical franchise for the first time outside the state of Michigan adding attractive contiguous out-of-state markets. As I look at this slide in totality, we believe that this merger advances Chemical’s core strategies. Many of the attributes of the transaction aligns very well with the core of the strategy we have been articulating for the last - for at least the past five years of our community bank relationship orientation.

The financial parameters, as Lori will detail shortly, are very attractive for both sets of shareholders. The funding philosophy and credit cultures of the institution align particularly well as we’ve approached the - and as we’ve approached the 10 billion asset level and the additional regulatory burden that that entails, we’ve alluded to our desire to significantly cross that threshold. This acquisition allows us to do so in a meaningful way.

Most of you listening realize how important the right talent is in executing on our business model. So fundamental important facts to our pursuing the transaction and this merger was the strength of the Talmer team. Highly professional, experienced bankers with tremendous local market knowledge and contacts similar to the type of personnel that we strive to hire and develop -- so a really solid and strategic and organizational fit. Consummating this transaction will really cement our position as the community bank for Michigan. It will not only give us the most comprehensive retail branch delivery network in the state, it will make us the largest Michigan-based financial institution and the sixth-largest institution overall when ranked by pro-forma deposits at June 30. You can see that better on Slide 7. The transaction also provides an ideal entry into the Southeast Michigan markets.

The Detroit MSA was the last major population center in Michigan in which Chemical did not have a presence. This transaction will allow us to enter the market with a substantial presence through which we can deliver our relationship-based, community-oriented value proposition. We believe we will have the preeminent community banking franchise in Michigan.

I’d now like to ask Dave Provost -- President and Chief Executive Officer for Talmer Bancorp -- to say a few words about these markets and the approach that Talmer has been taking in building its share in these markets. Dave.

David Provost: Thanks, David. At Talmer, we’re viewing this combination as a great path forward for our employees, shareholders, and especially, our clients, building upon the success we have had in growing our institution over the past eight years. If you look at our client base, it aligns strongly with Chemical Bank's in terms of why customers and businesses choose to bank with us and why they stay with us.

We share a strong community banking organization. Both organizations are customer-centric at their cores with a commitment to local leadership and management. Our talented business bankers are the key to our success.

We offer a similar value proposition to our customers. As a result, I believe that this transition will be, in large part, seamless to the individuals and businesses we serve. Now in the Detroit Livonia MSA, we have 32 branch locations serving communities in six counties.

While we enjoy fairly strong geographic market coverage across the market, it is best viewed like most large, urban markets as a series of interrelated submarkets. Viewed in this context, the preponderance of Talmer’s growth in deposits and loans have come from strong performance in these submarkets within the Detroit MSA. Our Northern Ohio operations, where we have 27 branches, are focused on two key market areas.

In the Youngstown Warren market, Talmer enjoys a leading position, similar to that enjoyed by Chemical in many of its key markets such as Midland or Traverse City. In the Cleveland market, we have a similar presence to that of our Detroit market, and our focus is more on specific submarkets within the greater Cleveland area. So with that, let me turn it back over to Dave and talk more about the deal.

David Ramaker: Okay, thanks, Dave. Upon closing of the transaction, we intend to consolidate Talmer’s banking subsidiaries into Chemical’s banking subsidiary, Chemical Bank, and operate under the Chemical Bank name. This is similar to the successful approach we have taken with other - with our other transactions over the past two decades.

Between the closing date and the conversion of the core systems, Talmer Bank will operate as a separate subsidiary of Chemical Financial Corporation. Obviously, the primary integration issues will be the retention of key members of Talmer’s management team and employees. This is a highly experienced team of bankers who really know and understand their respective market areas and was one of the key factors in our decision to move forward with the merger.

Moving to Slide 8, five members of Talmer's Bancorp board of directors will join Chemical's board upon completion of the transaction. Upon consummation of the merger, I will continue to serve as CEO and president of Chemical Financial Corporation and Chairman, President and CEO of Chemical Bank. Dave Provost will join the Chemical board, and Gary Torgow will serve as chairman of the board of the combined entity, Chemical Financial Corporation.

This merger is pending satisfaction of normal regulatory approval requirements and other customary closing conditions, as well as approval of both Chemical's and Talmer's shareholders. We expect - we currently expect to close the transaction in the second half of 2016.

To reiterate, the key takeaways are the strategic fit, the enhancement of our ability to serve as the community bank for Michigan, the opportunity to enter the southeast Michigan market, and the extension of the franchise into neighboring states.

So with that I'm going to turn it over to Lori to talk about the financial details.

Lori Gwizdala: Thank you, David. As noted in the release, excuse me, and highlighted on Slide 9, the aggregate transaction value is approximately $1.1 billion based on a fixed exchange ratio of .4725 Chemical shares for each Talmer share, and $1.61 in cash for each Talmer share.

The consideration represents approximately 90% stock and 10% cash. The transaction value represents approximately 1.5 times Talmer's December 31, 2015 tangible book value per share and 12.7 times their 2016 street earnings per share estimate. We have projected an IRR in this transaction of 21% based on a terminal multiple of 13 times.

Chemical anticipates the transaction with costs saved fully phased in to be accretive to earnings per share by approximately 8% in 2017, the first full year of combined operations. Chemical expects pretax net cost savings to reach an annual run rate of approximately $52 million, or 27.5% of Talmer's projected operating expenses, and expects these cost savings to be primarily achieved within 12 months of the data processing conversion, which will take place post-closing.

Pretax acquisition-related and integration costs associated with this transaction are expected to total approximately $62 million. The transaction is expected to dilute Chemical's tangible book value at close by approximately 5.6%, or $1.09 per share. This estimate includes 100% of the $62 million of projected acquisition transaction expenses. The tangible book value earn back period is projected to be 3.25 years.

Based on the credit experience of Talmer and the results of the due diligence procedures performed by Chemical on the loan portfolio, Chemical has estimated an increase in the fair value of the loan portfolio of Talmer of $10 million. While this result is not common in bank M&A transactions, it is reflective of Talmer realizing actual loan cash flows well in excess of those expected and recorded in conjunction with their bank acquisitions over the past five years.

The total fair value discount of the loan portfolio is projected at approximately 5% when considering the credit and interest marks already recorded, the current allowance for loan losses that will be reversed and recorded as part of the fair value discount, and the $10 million fair value adjustment discussed above.

We have identified other balance sheet fair value adjustments, excluding the recognition of the core deposit intangible, of approximately $28 million, including potential valuation adjustments of deferred tax assets generally related to net operating loss carry forwards.

We wanted to provide you with some background on our other key assumptions and some of our calculations to help you in the modeling of the transaction's impact on Chemical Financial on a go-forward basis. In the appendix on Slides 15 and 16, we have provided some recalculations of the projected 2017 earnings per share accretion and the tangible book value per share dilution and earn back period.

Let me now turn it back to David Ramaker for a few closing remarks.

David Ramaker: Thank you, Lori. Turning to Slides 11 and 12, I'd also note that this isn't either party's first go around in the M&A world. This will be our eleventh transaction since 2000 and, importantly, our fourth transaction since 2010. Similarly, Talmer has engaged in eight transactions since 2010.

In closing, we believe that this merger represents a financially attractive investment, a true win-win situation for both sets of shareholders. As Lori mentioned, the price enables the newly combined organization to achieve some fairly attractive return characteristics based upon assumptions that we believe are reasonable, if not conservative.

In our experience we found that merger success is driven by three factors: strategic fit, transaction pricing, and integration. We feel that we've got a strong fit with Talmer and believe, as I just said, that the pricing is fair to both sets of shareholders.

As is typical on bank mergers and acquisitions, there's a lot riding on the integration of the two organizations, but our collective prior experience has given us confidence that we will be able to successfully achieve that goal. And with that, operator, we'll open it up to questions.

Operator: Thank you. If you would like to ask a question, please signal by pressing star 1 on your telephone keypad. If using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. A voice prompt on the phone line will indicate when your line is open. Please state your name before posing your question. Again, press star 1 to ask a question.

And we will take our first question. Caller, go ahead.

Chris McGratty: Hey good morning everyone. It's Chris McGratty from KBW.

David Ramaker: Good morning, Chris.

Chris McGratty: Good morning. Lori, maybe a question to start on the margin. I'm kind of looking at your margin and where Talmer's both reported and the core was. Can you help us with -- and kind of also taking into consideration the marks -- can you help us with kind of a starting point of where you think the combined entities' margin will begin and also comment about how you see the rate profile pro forma?

Lori Gwizdala: Okay. Great question. I will tell you that as far as the actual percentage, I know - I don't think that we concentrated on that. But your question is well founded because what we did have to concentrate on is, you know, the differences in the two organizations. As it has been explained, Talmer has acquired a lot of institutions and through purchase accounting, you know, those - through the purchase accounting, you know, all of those portfolios had to be marked at fair value.

So as I indicated, the actual cash flows have been higher than projected, which has resulted in this additional accretable yield, or margin enhancement, to Talmer's margin. And also another positive perspective, you know, they have a noninterest income that's accretable discount term loans, all coming from, again, greater-than-expected cash flows.

At day one at closing, we have to revalue all the fair value. And so that benefit gets embedded in the fair value of the loan portfolio. So at closing, it will immediately somewhat decrease that amount of accretable yield going into net income, but you will see in the appendix that we factor that reduction into the calculation of our pro forma earnings and our 8% accretion.

And it also because we looked hard at that and that positive performance that, you know, like I said in the transaction, we're able to actually write up the loan portfolio by $10 million, not very often seen in bank M&A.

Chris McGratty: Thank you for that. That's helpful. I mean it sounds like -- and correct me if I'm wrong -- it sounds like the volatility of the combined margin will be I guess lower than it would have been on a standalone basis.

Lori Gwizdala: Yes. Absolutely. Absolutely.

Chris McGratty: Okay. If I could ask a follow up. In terms of the dividend policy, can you help us on what you're thinking about pro forma?

David Ramaker: Going forward I think that we'll still look at a dividend policy that's going to operate somewhere between a 35% and 45% dividend payout ratio. We need to be looking collectively as we look at our growth and so forth as to the amount of capital that we're going to need. But we've historically had a payout ratio in that range, and we look forward to our - with the merger continuing for that to occur. So don't anticipate a significant philosophy change at all on that, Chris.

Chris McGratty: Okay. Thanks, David.

Operator: And we'll go to our next question. Please go ahead.

(Steve Alex): Hey guys it's (Steve Alex) ((inaudible)) from JP Morgan. Can you hear me?

David Ramaker: Yes, (Steve).

(Steve Alex): Okay. My question is for David Provost. David, most of us are quite surprised over the price you're selling the bank. It seems like a great deal for Chemical. Their stock is up over 2% now; yours is down 4%. Did you shop the company and look for sale opportunities that would have offered a better deal for your shareholders?

David Provost: No, we view this as a fantastic deal, you know, for our shareholders. We're looking at combining with a great company. We don't look at it as a sale; we look at it as a merger of equals. So we're taking the best of both companies. We get a lot of cost saves. It gets us over the $10 billion mark. So this wasn't a shop situation. We view this is a great transaction.

Dennis, you want to say anything else?

Dennis Klaeser: Sure. (Steve), you started your comments saying a sale, and this clearly is not a sale for Talmer. We looked at the synergies between the two companies and the value that we can create for our shareholders. And obviously we in the past have talked about how we have a posture where we're looking for growth opportunities either organically or through acquisitions.

And when you compare the results for our shareholders in this transaction versus some of the other acquisition opportunities, I think you'll agree that this is - provides a lot more value for our shareholders, given the accretion to our shareholders and the very significant step up in cash flow coming out of dividends.

You know, Talmer has managed their efficiency ratio down below 60% for two quarters, and Chemical has done a great job with their efficiency. And so the combined company, I think, is a top performing enterprise and has a strength to provide consistent growth in earnings and consistent dividend flow.

You know, the other thing that we looked at here at Talmer is that there's a lot more work to be done not only in our markets here but across the state and particularly in Ohio, across to capture market share. And that can create a lot of value for shareholders.

The numbers that we included in terms of accretion doesn't include a single penny worth of synergies, but there's going to be very significant synergies in this transaction, one of which is going to be being able to capture more market share.

(Steve Alex): But, (Dennis), if I could follow up, why the take under agreement? It seems you guys could have done better for a bank growing, you know, loans were over 20% growth in 2015. It seems you could have done better standalone than selling at a take under situation. I'm just confused how you arrived at - I know you're calling it an MOE. In my mind it's a no premium transaction. I'm just - I'm just trying to reconcile how we get to this price.

Dennis Klaeser: Well first of all, obviously the market's been very volatile the last month and our board, you know, takes a longer perspective about that. If you look over the past year, this represents a nice premium to the relationship between where we used to trade over the past year versus where Chemical always traded.

The other thing is we look at the earnings per share growth. And so yes we're committed to delivering consistent strong earnings per share growth to our shareholders, but this basically leaps us forward two-plus years in terms of the level of earnings for shareholders that come to our shareholders.

And when we look at Chemical bank, their stock, you know, look at their performance through the cycle in the past five years, they've delivered strong growth, consistent growth, and they're now bumping up against the $10 billion level. And you know banks of that size oftentimes, you know, trade at a bit of a discount because of that headwind of being at 10 billion. And so we're seeing that we're getting a stock of great value, and by leaping over $10 billion, we think we can unleash that value for our shareholders.

(Steve Alex): Fair enough guys. Thanks for taking my questions.

Dennis Klaeser: Thanks.

Operator: As a reminder, if you would like to ask a question, please press star 1 at this time.

And we'll go to our next question. Caller, go ahead.

John Rodis: Good morning guys. This is John Rodis from FIG.

David Ramaker: Good morning John.

John Rodis: Congrats on the transaction. Just a question, I guess two questions really, one on the cost savings. You’ve got 26% cost savings. And I guess on the surface I guess that seems maybe a little bit conservative just given some of the overlap I guess of the Michigan franchises and so forth.

So maybe David could you just talk about the, you know, cost savings?

David Ramaker: Sure. Actually there’s very little overlap in our markets. And so we’re entering in large part new markets for us from that standpoint.

So we’re looking at a potential of possibly seven branches where there would be some consolidation going on.

So from that perspective it’s a very small piece of the cost saves that we have.

Are we conservative? That’s our nature John. You know us. So we will work to get the maximum cost saves out we need.

But, you know, this is a merger, a merger of equals. And quite frankly we’re going to work together to figure out exactly how we position the company appropriately and what the synergies will be.

I think you - Dennis has articulated that very well in the last minute or so.

But I think from a cost save perspective you’ve got our number but...

Lori Gwizdala: Right. Yes as David says, you know, we’ve always been conservative. And think about that, you know, with the 26% it’s a 3.25 year earn back.

So certainly Dennis and I are committed to achieving a higher number but we’re really feeling pretty good about, you know, that conservative ratio in the 3.25 year earn back.

John Rodis: Okay, fair enough. And I get the point and appreciate the conservatism.

Just one other question if I may just on I guess capital levels on a pro forma basis, I guess total risk based capital of 10.9%

Do you have any need to raise any sort of out - additional capital or sub debt or anything like that?

David Ramaker: John we don’t believe we do at this point in time. We believe that the balance sheets of the combined entity will be able to pay the cash out of the transaction.

In fact we’re looking to pay back some of our debt over the next couple of months as we move forward.

So from our perspective we think we have plenty of capital to growth with. And I think the earnings that we’re going to generate are going to easily supplement what we need to do.

John Rodis: Okay. And then David maybe just a final question and I’m not sure if you’ve had time to think about this.

But with the acquisition this morning or late last night of First Merit and, you know, Huntington I suspect you guys could see some benefits from that too?

David Ramaker: Well you said it. I would say yes. You know, we - we’re positioned today quite frankly better as a merged entity to take advantage of what’s transpired than we would have as an - as two individual entities.

Our scale, our size, coming into this market is going to allow us to play very well in the market against all of those larger institutions than where we are today.

So the - I think the market is ripe and we’ll do well with this from that standpoint.

Dave you have anything you want to add?

David Provost: Well, you know, I think - this is Dave Provost. I think, you know, you’re right this - our transaction is in - really in contiguous markets. We have very, very little disruption to our, you know, to our customers and in our branch network and our lenders.

When you do an in market deal, you know, you get a lot of disruption. So we’re, you know, the timing was very interesting on both of these announcements. But we feel very comfortable that we’ll have a great opportunity.

John Rodis: Okay thanks everybody.

Operator: We’ll take our next question. Caller please go ahead.

Rich Glass: Hi. This is Rich Glass from Deutsche Bank.

David Ramaker: Hi Rich.

Rich Glass: You know, as Talmer shareholders we are incredibly disappointed. You know, if this is a merger of equals - you guys can call it whatever you want - but if this is a merger of equal one party’s clearly more equal than the other.

You know, you guys are selling for a distressed price or what looks like a distressed price of below 1.5 times tangible book value after reporting good earnings. So it doesn’t seem like there should be a distressed sale here.

The fact that you guys did not take this out for a process besides the fact the bankers should be ashamed of themselves, you know, really leads me to think that the board and management are not upholding their fiduciary duty.

Your fiduciary duty is to the existing shareholders, not to the future company and combined entity.

The fiduciary duties clearly to the Talmer shareholders. And not taking this out and seeing what you could get if there’s a better offer out there is not holding up your responsibilities.

So, you know, from our perspective the valuation is not great at all. I’d say it’s lousy. You know, Page 10 looks like a wonderful slide. But it looks like a wonderful slide if you’re a CHFC shareholder, not if you’re a Talmer shareholder.

So quite honestly I don’t know why - I haven’t heard any explanation why the institutional shareholders and the - all the shareholders in the Talmer side shouldn’t vote this deal down.

There has been no explanation of why this is a good deal for Talmer shareholders now. I mean if you guys want to hit the exit that’s fine.

But at least run a process so we can get a fair valuation for our company that as the previous analyst had noted is growing assets - growing loans very quickly and doesn’t really have these problems that you would think this valuation implies.

So maybe you can explain why from the Talmer shareholder perspective this is a good deal?

Dennis Klaeser: Well we respectfully disagree with your points completely. This is a great deal for our shareholders.

We spent a lot of time scrutinizing with our board, looking at our various strategic alternatives. And this is a great deal for our shareholders.

You look - need to look at the transaction in its entirety and the value that it creates for shareholders over time.

First of all it is not a sale of Talmer. It is a merger of equals. Our shareholders will end up owning 45% of the company.

Our management team who are very significant shareholders and obviously directly aligned with you and all the other shareholders will be rolling the majority, the large majority of their ownership into the new company and will be some of the larger shareholders in Chemical Bank when we consolidate the company.

I told you that we also need to look at the value to shareholders that we create because we leap forward in terms of the earnings per share that we’re delivering to our shareholders. That’s quite significant. That’s quite a significant value that we get for our shareholders.

When we can advance our cause and grow our earnings per share that we’re giving to our shareholders dramatically through the transaction we think we need to, you know, deliver that kind of value for our shareholders.

This opportunity in the state you may not understand what’s going on in the state of Michigan or Ohio or the other markets that we serve.

But there is a tremendous opportunity for us to build value for our shareholders.

We are not done building the value for the shareholders. There’s a lot of market share to be captured. There are many acquisitions for us to do. And that is going to build value for our shareholders over time.

You might be a little bit shortsighted but we are not. We’re looking at building value over time for our shareholders.

Rich Glass: We’ve owned the stock for a while so I’m not sure you can accuse me of being shortsighted. This is not a one day that I’m looking at. This is a process.

We’re long term shareholders. Your stock’s underperforming by 500 basis points relative to the market today. And CHFC Chemical is up today.

So, you know, it looks like a good deal from the Chemical perspective but clearly not from the Talmer perspective. And I don’t think you’ll find an institutional investor or a retail investor who knows their banking well...

Dennis Klaeser: You’re proving your point that you’re shortsighted, let me tell you that. You know that if it’s a trading at a harm to the exchange ratio it doesn’t make sense at the particular moment.

The transaction will get approved. We are highly confident...

(Crosstalk)

Dennis Klaeser:...in that.

Rich Glass: I mean you guys had to know the stock was going to go down today. And you put yourself behind the eight ball by selling out at a distressed valuation.

Dennis Klaeser: It’s not a distressed valuation. We respectfully disagree and I suggest we move on. And we are happy to follow-up with you over the phone or meet with you in person if you’d like.

Operator: And as a reminder if you would like to ask a question that is Star 1 at this time.

And we’ll now go to our next question.

(Eric Grugelich): Hi. It’s (Eric Grugelich), a bank investor. Just David a couple things just on the merger and integration costs, the $62 million that you outlined.

Would it be fair to conclude that that is somewhat conservative too, you know, relative to the cost savings you talked about before?

And then related to that could you just give us some of the bigger components there and what some of the systems costs are? Are you going to be fully integrating Talmer on to Chemical Bank or you going to be approaching it from a best practices standpoint in terms of systems and operation?

David Ramaker: Eric I’ll let Lori give you the details.

From a systems perspective we will be merging our systems together before the end of this year. And then we will be looking for best in class from a core standpoint.

Probably prior to the end of this year we’ll also move to best in class from an e-banking standpoint.

So we’ll begin getting the synergies as quick as - quickly as we can towards the end of this year by coming on to one system.

We’ll also from a customer perspective move to best in class in an e-banking standpoint. And then probably a year to 18 months out from there we will convert to a core that we’ll be able to maximize our growth as we look forward into the future.

So with the details Lori?

Lori Gwizdala: Okay. Well Eric I appreciate your support that thinking that our $62 million is conservative.

You know, I would say that probably the $52 million of annual of run rate of cost saves is probably maybe more conservative than the estimate of the $62.

Certainly, you know, that covers a lot of areas. It covers the termination of cost of contracts when we’ll merge our systems together, the professional fees of the transaction, the change of control agreements. All of those things are included in that amount.

And I will say that we feel pretty confident that, you know, we will incur that level of cost to complete this transaction.

(Eric Grugelich): Okay and that 62, I didn’t necessarily see that in the book value calculation in the back. Is that taken out in your earn back as well or not?

Lori Gwizdala: No. You know where it is - and I’m glad you asked that question - the $62 million is a pre-tax number.

(Eric Grugelich): Right.

Lori Gwizdala: And the after tax number is about $44 million. And you’ll see it on that slide in both we split the $44 million, $22 million between Chemical and $22 million to Talmer.

So that is the $22 million running through the pro forma earnings.

And then the other $22 million for Talmer, you know, those - a lot of those expenses will be incurred before the transaction closes. So that - those dollars are included in the calculation of their tangible equity at close.

(Eric Grugelich): Okay so that’s - I see it on the chart now. There’s one on each column, 22 and 22. That’s the 44 you’re talking about?

Lori Gwizdala: Yes.

(Eric Grugelich): Okay, okay thanks.

David Ramaker: Thanks Eric.

Operator: And that concludes today’s question and answer session. Mr. David Ramaker, I’d like to turn the conference back to you for any additional and closing remarks.

David Ramaker: Thank you. We appreciate everyone’s time and interest in our combined company.

I’m looking forward specifically to working with Dave and Dennis and moving forward and creating the additional value that this merger will bring.

So with that we’ll look forward to talking with all of you in the weeks and months ahead. Thank you.

Operator: That concludes today’s conference. We appreciate your participation.

END